UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 22, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 22 May 2020 entitled ‘JEAN-FRANCOIS VAN BOXMEER TO JOIN VODAFONE’S BOARD AS A NON-EXECUTIVE DIRECTOR AND TO SUCCEED GERARD KLEISTERLEE AS CHAIRMAN IN NOVEMBER 2020’.

22 May 2020

BOARD APPOINTMENT

JEAN-FRANCOIS VAN BOXMEER TO JOIN VODAFONE’S BOARD AS A NON-EXECUTIVE DIRECTOR AND TO SUCCEED GERARD KLEISTERLEE AS CHAIRMAN IN NOVEMBER 2020

Vodafone Group Plc (“Vodafone”) today announced that Jean-Francois Van Boxmeer will be appointed as a Non-Executive Director following the Company’s Annual General Meeting on 28 July 2020, subject to shareholder approval. It is the intention that he will succeed Gerard Kleisterlee as Chairman of the Board on 3 November 2020. Gerard Kleisterlee, who has been Vodafone’s Chairman for nine years, will step down and retire from the Board on that date.

Mr Van Boxmeer is currently Chief Executive of Heineken N.V., the world’s second largest brewer. He has been Heineken’s Chief Executive since 2005 and will hand over the role to his successor in June 2020.

Nick Read, Chief Executive of Vodafone, said:

“I am delighted that Jean-Francois will be joining Vodafone and becoming Gerard’s successor. He has presided over a highly successful period of transformation and value creation at Heineken, has extensive international experience in driving growth through both B2B and B2C business models, and is highly-regarded as one of the longest standing and most successful CEOs in Europe. I look forward to Jean-Francois playing a key role in the next stage of Vodafone’s strategic development.”

Nick Read added:

“On behalf of the Board, and everyone at Vodafone, I would like to thank Gerard personally for his substantial contribution to the Company since he became our Chairman nine years ago. We have all benefited considerably from his leadership, experience and wise counsel during a period of significant strategic transformation, and I look forward to continuing to work alongside him until November.”

Since taking over as Chief Executive of Heineken in 2005, Mr Van Boxmeer transformed the company into a truly global organisation through a balance of strategic transactions and organic growth. The success of his strategy has resulted in a nearly threefold increase in Heineken’s share price and he is credited with creating significant shareholder value. He joined Heineken’s Executive Board in 2001 and had worldwide responsibility for supply chain and technical services, as well as regional responsibility for the operating businesses in North-West Europe, Central and Eastern Europe and Sub-Saharan Africa. He joined Heineken in 1984 and held a number of senior roles in Africa and Europe, including General Manager of Heineken Italy.

Mr Van Boxmeer is a member of the Shareholders Committee of Henkel, the €20 billion household products and adhesive technology business, and a Non-Executive Lead Director of Mondelez International, the US-based multinational snacking company. He will join Heineken Holding as a Non-Executive Director in June 2020. He has been an active member of the European Round Table for 14 years and was appointed its Vice-Chairman in November 2018. In this role, he has led discussions with the European Commission across a range of issues.

Commenting on the appointment, Gerard Kleisterlee said:

“Today’s announcement is the culmination of a succession planning process which the Board initiated last year. Jean-Francois is a very experienced businessman, with an in-depth knowledge of our geographic regions and he brings very strong sales and customer focus.  I believe he is an excellent successor as Chairman. I am proud of what we have achieved during my nine years with Vodafone and of the team’s efforts to move us from a mobile-only operator to a leading position in converged communications and our clear focus on two scaled, differentiated platforms in Europe and Africa.”

Jean-Francois Van Boxmeer commented:

“It is an honour to be invited to join the Board of Vodafone and ultimately to become its new Chairman and to build on Gerard’s many achievements.  Vodafone has a unique role to play in enabling the digital society and the vital importance of technology and communications in our daily lives has been sharply brought into focus through recent events. I am greatly looking forward to working with Nick and the executive team to drive forward Vodafone’s strategy, ensuring that we create significant value for all stakeholders.”

In addition, the Vodafone Board has agreed that David Thodey will become a member of the Audit & Risk Committee with effect from the end of the Annual General Meeting on 28 July 2020 and at that point Sir Crispin Davis will step down from that Committee. Sir Crispin will continue to be a Non-Executive Director of Vodafone.

At the date of this announcement, Jean-Francois Van Boxmeer holds no ordinary shares in the Company. Pursuant to Listing Rule 9.6.13R, it is confirmed there are no other disclosures required in addition to the above information.

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
GroupMedia@vodafone.com	IR@vodafone.co.uk

NOTES TO EDITORS

Jean-Francois Van Boxmeer

Jean-François van Boxmeer has been Chairman of the Executive Board and Chief Executive Officer of Heineken N.V. since 2005.

He joined the company in 1984 and, after three years as a trainee in production, sales and administration in Amsterdam, he moved to Africa.

In 1996 he returned to Europe to become President & General Manager of Zywiec S.A. in Poland and in 2000 he was appointed General Manager of Heineken Italia Spa. In 2001 he was promoted to the Executive Board.

Since becoming Chairman of the Executive Board and Chief Executive Officer in 2005 Jean-François has overseen a period of significant growth, with the company consolidating its position as the most geographically diverse brewer in the world, the largest brewer in Europe and the second largest globally. He will step down on 1 June 2020 and join the Board of Heineken Holding N.V. on the same date.

Jean-François sits on the Board of Mondelez International (formerly Kraft Foods Inc.) as an Independent Director, a position he has held since 2010. In May 2020, he took on the role of Lead Director. Jean-François is also a member of the shareholders committee of Henkel AG & Co.KGaA. He is Chairman of the board of Directors of De Nationale Opera & Ballet, Amsterdam and a member of the board of the Institut Royal pour Sourds et Aveugles Foundation in Belgium.

Since 2005 he has been a member of the European Round Table and was appointed Vice-Chairman in 2018. He is also a member of its Steering Committee and Chairman of the Trade and Market Access Working Group. Jean-François studied at the Facultés Universitaires Notre Dame de la Paix S.J. in Namur (Belgium) and obtained his masters degree in Economics in 1984.

Gerard Kleisterlee

Gerard Kleisterlee was appointed as Vodafone’s Chairman in July 2011. At next year’s AGM, Mr Kleisterlee will have been Chairman for nine years, so this long-planned transition is consistent with the recommendations of the UK Corporate Governance Code.

During Gerard’s tenure as Chairman, Vodafone has undergone a period of major strategic transformation, from a global mobile operator to a converged communications leader in Europe and a data and financial services leader in Africa. Vodafone also has a significant international enterprise division and global leadership in the ‘Internet of Things’. He has overseen a strategic reshaping of the Group, including realising $130 billion for our 45% interest in Verizon Wireless — one of the largest transactions in corporate history — and the €18.4 billion acquisition of Liberty Global’s cable assets in Germany, Czech, Hungary and Romania.

Gerard has extensive experience of senior leadership and global businesses both in the developed and emerging markets. He has led the successful CEO transition between Vittorio Colao and Nick Read, driven the adoption of ROI and ROA in Vodafone’s financial reporting and strengthened our customer focus across the business.

Gerard is also Chairman of Vodafone Group’s Nominations and Governance Committee.

About Vodafone Group

Vodafone Group is one of the world’s leading technology communications providers, connecting people and organisations of all sizes to the digital society.  We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 22 countries, partners with mobile networks in 42 more, and fixed broadband operations in 17 markets. As of 31 March 2020, Vodafone Group had 362 million customers, including 115 million mobile customers, 25 million broadband customers and 22 million TV customers in Europe and 168 million mobile customers in Africa.. For more information, please visit: www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 22, 2020	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary